SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 17, 2012

Commission File Number: 001-10306 and 001-34718

Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE ROYAL BANK OF SCOTLAND GROUP plc and
THE ROYAL BANK OF SCOTLAND plc

TABLE OF CONTENTS

Item

Non-U.S. Tender Offer Announcement – Indicative Results	1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA

17 SEPTEMBER 2012

THE ROYAL BANK OF SCOTLAND PLC CASH TENDER OFFERS FOR CERTAIN EURO AND
POUNDS STERLING SECURITIES: ANNOUNCEMENT OF INDICATIVE OFFER RESULTS

On 5 September 2012, the Royal Bank of Scotland plc (the “Offeror”) invited Holders of the securities listed below (the “Securities”) who are outside the United States to tender their Securities for purchase by the Offeror for cash (the “Offers”) on the terms of, and subject to the Maximum Offer Amount and the other conditions contained in, a tender offer memorandum dated 5 September 2012 (the “Tender Offer Memorandum”). Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

The Offers expired at 4.00 p.m. (London time) on 14 September 2012.  The Offeror hereby informs Holders that the indicative Purchase Price in respect of each of the Series 1 Securities and the Series 2 Securities, the indicative Clearing Spread in respect of each other Series and the indicative Series Acceptance Amount in respect of each Series of Securities have been set as specified in the table below.

Title of Security	ISIN	Principal Amount Outstanding	Reference Benchmark	Indicative Clearing Spread	Indicative Purchase Price*	Indicative Series Acceptance Amount
Floating Rate Notes due 2013 (the “Series 1 Securities”)	XS0627824120	€1,000,000,000	—	—	€1,010	€381,057,000
3.625 per cent. Notes due 2013 (the “Series 2 Securities”)	XS0497725563	€316,927,000	—	—	€1,021	€129,479,000
4.875 per cent. Notes due 2015 (the “Series 3 Securities”)	XS0526338693	€1,250,000,000	Applicable Interpolated Mid-Swap Rate	+105 basis points	—	€198,526,000
4.75 per cent. Notes due 2016 (the “Series 4 Securities”)	XS0627824633	€1,000,000,000	Applicable Interpolated Mid-Swap Rate	+100 basis points	—	€256,750,000
4.875 per cent. Notes due 2017 (the “Series 5 Securities”)	XS0480133338	€1,991,000,000	Applicable Interpolated Mid-Swap Rate	+100 basis points	—	€383,930,000
6.375 per cent. Notes due 2014 (the “Series 6 Securities”)	XS0423324887	£882,777,000	5.00 per cent. UK Treasury Gilt due 2014	+150 basis points	—	£153,881,000
6.00 per cent. Notes due 2017 (the “Series 7 Securities”)	XS0497707744	£519,943,000	1.75 per cent. UK Treasury Gilt due 2017	+207 basis points	—	£82,604,000
6.625 per cent Notes due 2018 (the “Series 8 Securities”)	XS0388021270	£800,000,000	5.00 per cent. UK Treasury Gilt due 2018	+225 basis points	—	£174,868,000
7.50 per cent. Notes due 2024 (the “Series 9 Securities”)	XS0423325181	£924,613,000	5.00 per cent. UK Treasury Gilt due 2025	+290 basis points	—	£36,388,000
6.875 per cent. Notes due 2025 (the “Series 10 Securities”)	XS0497709286	£739,033,000	5.00 per cent. UK Treasury Gilt due 2025	+247 basis points	—	£166,773,000

*	Per €1,000 in principal amount.

Pricing and Results

Pricing will take place at or around 1.00 p.m. (London time) today, 17 September 2012 (the “Price Determination Time”).  As soon as reasonably practicable after the Price Determination Time, the Offeror will announce whether it will accept any valid tenders in respect of each Series of Securities and, if so, the applicable Reference Yield, the Purchase Yield, the Purchase Price, Accrued Interest, any applicable pro-ration factor and the final Series Acceptance Amount, and (in respect of each Series other than the Series 1 Securities and the Series 2 Securities) confirm the applicable Clearing Spread.  Settlement of the relevant Purchase Price and Accrued Interest payment is expected to take place on 19 September 2012.

Announcements in connection with the Offers will be made by the issue of a press release through RNS, the relevant Reuters Insider Screen, a Notifying News Service, by the delivery of notices to the Clearing Systems for communication to Direct Participants and by publication on the Offeror’s website. Copies of all announcements, notices and press releases can also be obtained from the Tender Agent, the contact details for which are set out below.

INDICATIVE TIMETABLE

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change.

Date and Time	Action
At or around 1:00 p.m. (London time) today (the “Price Determination Time”)
Price Determination Time

The Offeror will determine the relevant Reference Yields, Purchase Yields, Series Acceptance Amounts (which may be zero in respect of any Series), pro-ration factors (if any), Clearing Spreads and Purchase Prices.

As soon as practicable after the Price Determination Time
Announcement of Final Offer Results

Announcement by the Offeror of whether it will accept Offers in respect of a particular Series of Securities, and, if so: the Reference Yield; the Purchase Yield; the Purchase Price; Accrued Interest, if any; and confirming the pro-ration factors, if any; the Series Acceptance Amounts (which may be zero in respect of any Series); and the relevant Clearing Spreads (where applicable).

19 September 2012	Settlement Date
Expected Settlement Date for Securities validly tendered and accepted by the Offeror. Payment of the relevant Purchase Price and Accrued Interest Payment in respect of any such Securities.

FURTHER INFORMATION

Lucid Issuer Services Limited has been appointed by the Offeror as Tender Agent (the “Tender Agent”) for the purposes of the Offers.

The Royal Bank of Scotland plc has been appointed as Global Arranger and Lead Dealer Manager in connection with the Offers.  Morgan Stanley & Co. International plc and Société Générale (together with The Royal Bank of Scotland plc) have been appointed as Joint Dealer Managers, and ABN AMRO Bank N.V., Banca IMI S.p.A. and Banco Bilbao Vizcaya Argentaria, S.A. have been appointed as Co-Dealer Managers (together with the Joint Dealer Managers, the “Dealer Managers”) in connection with the Offers.

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom
Tel: +44 20 7085 8056
Attention: Liability Management Group
Email: liabilitymanagement@rbs.com

JOINT DEALER MANAGERS

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
Tel: +44 20 7677 5040
Attention: Liability Management
Email: liabilitymanagementeurope@morganstanley.com
Société Générale SG House 41 Tower Hill London EC3N 4SG United Kingdom Tel: +44 20 7676 7579 Attention: Liability Management Email: liability.management@sgcib.com

TENDER AGENT

Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP United Kingdom Tel: +44 (0) 20 7704 0880 Fax: +44 20 7067 9098 Attention: David Shilson/Yves Theis Email: rbs@lucid-is.com

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum.  The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Caroline V. Storrie
Name: Caroline V. Storrie
Title: Assistant Secretary

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Caroline V. Storrie
Name: Caroline V. Storrie
Title: Assistant Secretary